SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Third Quarter 2011 Results November 9, 2011 Page 1

AMBEV REPORTS 2011 THIRD QUARTER RESULTS UNDER IFRS

São Paulo, November 9, 2011 – Companhia de Bebidas das Américas – Ambev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announces today its results for the 2011 third quarter (Q3 2011). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais  and prepared in accordance with International Financial and Reporting Standards (IFRS), and should be read in conjunction with our quarterly financial information for the three and nine months period ended September 30, 2011 filed with the CVM and submitted to the SEC.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation.

Scope changes represent the impact of acquisitions and divestitures other than those eliminated from the base, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2010 (Q3 2010). Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

Top line performance: Net sales grew 10.6% driven mainly by price increases, with Net Revenue/hl growing 7.5% in the period. Our organic volumes increased 2.9% across regions.

Cost of Goods Sold (COGS) and Selling, General & Administrative (SG&A) expenses: COGS/hl increased by 4.5% mainly due to raw materials and packaging costs, which were partly offset in the quarter by gains in currency hedges. SG&A (excl. depreciation & amortization) increased by 7.3% mainly as a result of general inflation, higher commercial and logistics expenses, partially offset by cost savings initiatives.

EBITDA, Operating Cash generation and Profit: Our Normalized EBITDA reached R$ 2,952.8 million in Q3 2011, an organic growth of 13.5%, while margin continued to further expand (+110bps) reaching 46.3% in the period.  Cash generated from operations in Q3 was R$ 3,420.8 million, a 32.9% increase as compared to same 2010 period. Our Normalized Profit was R$ 1,645.4 million (-9.5%), while our Normalized Earnings per share (EPS) declined 9.9%.

Payout and Financial discipline: We announced in the quarter a R$ 2.35 billion payment in dividends and interest on own capital (IOC), to be paid on Nov 18th, totaling R$ 5.43 billion payout year to date.

Financial highlights - Ambev consolidated			% As	%			% As	%
R$ million	3Q10	3Q11	Reported	Organic	YTD 10	YTD 11	Reported	Organic
Total volumes	39,281.2	39,920.2	1.6%	2.9%	117,103.8	116,898.4	-0.2%	0.8%
Beer	28,549.6	28,607.0	0.2%	1.8%	84,732.0	84,176.1	-0.7%	0.5%
CSD and NANC	10,731.7	11,313.1	5.4%	5.7%	32,371.9	32,722.3	1.1%	1.4%

Net sales	5,978.2	6,374.5	6.6%	10.6%	17,778.0	18,748.3	5.5%	9.2%
Gross profit	3,919.6	4,244.3	8.3%	12.2%	11,781.3	12,492.3	6.0%	9.7%
Gross margin	65.6%	66.6%	100 bps	90 bps	66.3%	66.6%	30 bps	30 bps
EBITDA	2,652.7	2,994.7	12.9%	15.2%	7,835.1	8,671.5	10.7%	12.9%
EBITDA margin	44.4%	47.0%	260 bps	180 bps	44.1%	46.3%	220 bps	150 bps
Normalized EBITDA	2,655.6	2,952.8	11.2%	13.5%	7,885.0	8,634.9	9.5%	11.8%
Normalized EBITDA margin	44.4%	46.3%	190 bps	110 bps	44.4%	46.1%	170 bps	100 bps
Profit - Ambev holders	1,815.2	1,687.3	-7.0%		4,975.6	5,608.5	12.7%
Normalized profit - Ambev holders	1,817.8	1,645.4	-9.5%		5,059.9	5,571.9	10.1%
No. of share outstanding (millions)	3,103.0	3,116.8			3,103.0	3,116.8
EPS (R$/shares)	0.58	0.54	-7.5%		1.60	1.80	12.2%
Normalized EPS	0.59	0.53	-9.9%		1.63	1.79	9.6%

Note: Earnings per share calculation are based on outstanding shares (total existing shares excluding shares held in treasury).

Third Quarter 2011 Results

November 9, 2011

SUMMARY

During the third quarter 2011 our normalized consolidated EBITDA totaled R$ 2,952.8 million, a 13.5% organic increase, with our consolidated volumes increasing by 2.9% as a result of positive volume growth across the regions.

In Brazil, beverage industry presented a better volume growth after a World Cup tough comparison. Our beer volume increased 1.7% in the quarter mainly impacted by a better industry and also due to a 150 bps market share increase since the beginning of the year. Our CSD volume grew 6.4% with 70 bps of market share gain. Our Normalized EBITDA in Brazil increased by 13.3% in the quarter with margins expanding 150 bps.

“Our performance in Brazil shows we took the right decisions to deliver cost management savings, keeping our pricing strategy and being able to benefit from an improvement in the industry volume growth”, says João Castro Neves, Chief Executive Officer (CEO) for Ambev.

We will keep our focus on the North and Northeast regions after implementing our capex plans that lead to a  capacity expansion in 4 plants in the region and a new brewery in Pernambuco. We also continue to focus in the premium segment, with the successful launch of Budweiser in Brazil and the strong execution and positive trends of Stella Artois. Innovation and productivity remain our priorities to improve our brands health indicators while generating funds to invest in the market and connect with consumers.

HILA-ex reported a volume growth of 12.6% and a negative EBITDA of R$ 12.7 million in the quarter. João Castro Neves comments: “In HILA-ex we are focused on increasing market share in the region as well as on pursuing a better profitability over time”.

Latin America South contributed with Normalized EBITDA of R$393.0 million in the period, posting solid organic EBITDA growth ratios in both beer and soft drinks, in spite of soft volume growth, mainly in CSD, and cost pressures. “Despite increasing pressures in raw materials and labor costs, we reached a 24.7% EBITDA growth in the quarter based on revenue management initiatives and support to our portfolio, focusing on Stella Artois and our mainstream brands in each country. The overall beer market is recovering while we kept stable market share throughout the region”, says Bernardo Paiva, CEO for Latin America South.

In Canada, Labatt delivered Normalized EBITDA of R$ 439.0 million in the quarter, registering an organic increase of 6.2% mainly because of better net revenue performance. "Labatt had a strong third quarter, characterized by an improvement in the industry trend and an increase in net revenue, while maintaining cost of goods in line with 2010. A key contributor to this growth was our stable market share trend combined with the strong pricing discipline in a very competitive marketplace”, says Bary Benun, Labatt's President.

“Overall, we registered an important margin expansion in the quarter after adjusting our costs and delivered a double digit EBITDA growth with increased volume”, says João Castro Neves, CEO for Ambev.

Looking towards the last quarter of the year, we expect to deliver a higher EBITDA growth than this quarter supported by further EBITDA margin expansion as well as benefitting from an easier comparison in SG&A and also in the COGS per hectoliter line, which is still expected to be in line with inflation for the full year.

Moving into 2012, we also expect to benefit from stronger disposable income resulting from the anticipated increase of minimum wage in Brazil early next year by 7.5% in real terms, which should push the industry to higher growth rates. The announced plan to invest up to R$ 2.5 billion in 2011 in Brazil remains on track, with approximately R$ 2.1 billion invested year to date.

Third Quarter 2011 Results November 9, 2011 Page 3

Ambev Consolidated Income Statement

Consolidated income statement			Currency Translation	Organic Growth		% As	%
R$ million	3Q10	Scope			3Q11	Reported	Organic
Net revenue	5,978.2	(69.0)	(163.8)	629.2	6,374.5	6.6%	10.6%
Cost of goods sold (COGS)	(2,058.6)	12.2	68.8	(152.7)	(2,130.3)	3.5%	7.6%
Gross profit	3,919.6	(56.7)	(95.1)	476.5	4,244.3	8.3%	12.2%
Selling, general and administrative (SG&A)	(1,782.2)	17.2	46.9	(104.4)	(1,822.4)	2.3%	5.9%
Other operating income	160.6	(1.6)	2.2	5.8	167.1	4.0%	3.7%
Normalized operating income (normalized EBIT)	2,298.0	(41.1)	(45.9)	377.9	2,589.0	12.7%	16.4%
Special items above EBIT	(2.7)	-	(0.7)	45.2	41.9	nm	nm
Net finance results	48.1				(306.3)	736.7%
Share of results of associates	0.1				0.1	nm
Income tax expense	(515.9)				(620.8)	20.3%
Profit	1,827.7				1,703.8	-6.8%
Attributable to Ambev holders	1,815.2				1,687.3	-7.0%
Attributable to non-controlling interests	12.5				16.6	nm
Normalized profit	1,830.3				1,662.0	-9.2%
Attributable to Ambev holders	1,817.8				1,645.4	-9.5%

Normalized EBITDA	2,655.6	(3.1)	(57.1)	357.3	2,952.8	11.2%	13.5%

Consolidated income statement			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Net revenue	17,778.0	(170.9)	(479.6)	1,620.8	18,748.3	5.5%	9.2%
Cost of goods sold (COGS)	(5,996.6)	33.8	193.9	(487.0)	(6,256.0)	4.3%	8.3%
Gross profit	11,781.3	(137.1)	(285.8)	1,133.8	12,492.3	6.0%	9.7%
Selling, general and administrative (SG&A)	(5,304.3)	54.1	137.2	(266.2)	(5,379.3)	1.4%	5.1%
Other operating income	371.7	(2.0)	4.0	90.2	463.9	24.8%	24.4%
Normalized operating income (normalized EBIT)	6,848.7	(85.0)	(144.6)	957.8	7,576.9	10.6%	14.0%
Special items above EBIT	(84.3)	-	0.9	120.0	36.6	nm	nm
Net finance results	(244.0)				(377.2)	54.6%
Share of results of associates	0.0				0.2	nm
Income tax expense	(1,514.0)				(1,581.0)	4.4%
Profit	5,006.5				5,655.6	13.0%
Attributable to Ambev holders	4,975.6				5,608.5	12.7%
Attributable to non-controlling interests	30.9				47.1	nm
Normalized profit	5,090.8				5,619.0	10.4%
Attributable to Ambev holders	5,059.9				5,571.9	10.1%

Normalized EBITDA	7,885.0	(0.3)	(176.4)	926.6	8,634.9	9.5%	11.8%

Third Quarter 2011 Results

November 9, 2011

AMBEV - Consolidated results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Third Quarter 2011 Results

November 9, 2011

Ambev Consolidated

The following table sets forth the consolidated results of Ambev for Q3 2011.

Ambev delivered normalized EBITDA of R$ 2,952.8 million in the quarter with margin expansion of 110 bps.

Ambev results			Currency Translation	Organic Growth		% As	%
R$ million	3Q10	Scope			3Q11	Reported	Organic
Volume ('000 hl)	39,281.2	(492.4)	-	1,131.3	39,920.2	1.6%	2.9%
Net revenue	5,978.2	(69.0)	(163.8)	629.2	6,374.5	6.6%	10.6%
Net revenue/hl	152.2	0.2	(4.1)	11.4	159.7	4.9%	7.5%
COGS	(2,058.6)	12.2	68.8	(152.7)	(2,130.3)	3.5%	7.6%
COGS/hl	(52.4)	(0.3)	1.7	(2.3)	(53.4)	1.8%	4.5%
Gross profit	3,919.6	(56.7)	(95.1)	476.5	4,244.3	8.3%	12.2%
Gross margin	65.6%				66.6%	100 bps	90 bps
SG&A excl. deprec.&amort.	(1,634.3)	24.3	42.8	(117.5)	(1,684.7)	3.1%	7.3%
SG&A deprec.&amort.	(147.9)	(7.1)	4.1	13.1	(137.7)	-6.9%	-9.0%
SG&A total	(1,782.2)	17.2	46.9	(104.4)	(1,822.4)	2.3%	5.9%
Other operating income	160.6	(1.6)	2.2	5.8	167.1	4.0%	3.7%
Normalized EBIT	2,298.0	(41.1)	(45.9)	377.9	2,589.0	12.7%	16.4%
Normalized EBIT margin	38.4%				40.6%	220 bps	200 bps
Normalized EBITDA	2,655.6	(3.1)	(57.1)	357.3	2,952.8	11.2%	13.5%
Normalized EBITDA margin	44.4%				46.3%	190 bps	110 bps

Ambev results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	117,103.8	(1,088.0)	-	882.6	116,898.4	-0.2%	0.8%
Net revenue	17,778.0	(170.9)	(479.6)	1,620.8	18,748.3	5.5%	9.2%
Net revenue/hl	151.8	(0.0)	(4.1)	12.7	160.4	5.6%	8.4%
COGS	(5,996.6)	33.8	193.9	(487.0)	(6,256.0)	4.3%	8.3%
COGS/hl	(51.2)	(0.2)	1.7	(3.8)	(53.5)	4.5%	7.4%
Gross profit	11,781.3	(137.1)	(285.8)	1,133.8	12,492.3	6.0%	9.7%
Gross margin	66.3%				66.6%	30 bps	30 bps
SG&A excl. deprec.&amort.	(4,862.9)	70.1	126.0	(306.6)	(4,973.4)	2.3%	6.4%
SG&A deprec.&amort.	(441.5)	(16.0)	11.2	40.4	(405.9)	-8.0%	-9.3%
SG&A total	(5,304.3)	54.1	137.2	(266.2)	(5,379.3)	1.4%	5.1%
Other operating income	371.7	(2.0)	4.0	90.2	463.9	24.8%	24.4%
Normalized EBIT	6,848.7	(85.0)	(144.6)	957.8	7,576.9	10.6%	14.0%
Normalized EBIT margin	38.5%				40.4%	190 bps	170 bps
Normalized EBITDA	7,885.0	(0.3)	(176.4)	926.6	8,634.9	9.5%	11.8%
Normalized EBITDA margin	44.4%				46.1%	170 bps	100 bps

Third Quarter 2011 Results

November 9, 2011

Latin America North (LAN)

Our LAN region is comprised of our Brazil Beer and Brazil CSD & Nanc business as well as our businesses in the HILA-ex countries.

LAN delivered normalized EBITDA of R$ 2,120.8 million in the quarter representing an organic growth of 13.1% with margin growth of 120 bps.

LAN results			Currency Translation	Organic Growth		% As	%
R$ million	3Q10	Scope			3Q11	Reported	Organic
Volume ('000 hl)	28,771.8	(154.0)	-	968.9	29,586.7	2.8%	3.4%
Net revenue	4,110.5	(31.7)	(14.7)	411.2	4,475.3	8.9%	10.1%
Net revenue/hl	142.9	(0.3)	(0.5)	9.2	151.3	5.9%	6.5%
COGS	(1,388.9)	(7.0)	9.7	(81.1)	(1,467.4)	5.6%	5.9%
COGS/hl	(48.3)	(0.5)	0.3	(1.1)	(49.6)	2.7%	2.4%
Gross profit	2,721.5	(38.7)	(5.0)	330.1	3,007.9	10.5%	12.2%
Gross margin	66.2%				67.2%	100 bps	130 bps
SG&A excl. deprec.&amort.	(1,140.6)	22.4	7.2	(88.1)	(1,199.2)	5.1%	7.9%
SG&A deprec.&amort.	(116.0)	(7.1)	1.1	12.7	(109.3)	-5.8%	-11.2%
SG&A total	(1,256.7)	15.3	8.3	(75.4)	(1,308.5)	4.1%	6.1%
Other operating income	165.6	(1.6)	0.4	3.2	167.7	1.2%	2.0%
Normalized EBIT	1,630.5	(25.0)	3.8	257.9	1,867.1	14.5%	15.7%
Normalized EBIT margin	39.7%				41.7%	210 bps	200 bps
Normalized EBITDA	1,861.2	12.9	2.0	244.7	2,120.8	13.9%	13.1%
Normalized EBITDA margin	45.3%				47.4%	210 bps	120 bps

LAN results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	85,136.8	(516.2)	-	589.1	85,209.6	0.1%	0.7%
Net revenue	12,309.8	(103.6)	(37.9)	1,030.5	13,198.8	7.2%	8.4%
Net revenue/hl	144.6	(0.3)	(0.4)	11.1	154.9	7.1%	7.7%
COGS	(4,037.9)	(1.3)	25.1	(283.8)	(4,297.9)	6.4%	7.2%
COGS/hl	(47.4)	(0.3)	0.3	(3.0)	(50.4)	6.3%	6.4%
Gross profit	8,271.9	(104.9)	(12.7)	746.7	8,900.9	7.6%	9.1%
Gross margin	67.2%				67.4%	20 bps	40 bps
SG&A excl. deprec.&amort.	(3,394.6)	67.5	19.6	(185.1)	(3,492.6)	2.9%	5.6%
SG&A deprec.&amort.	(343.0)	(16.0)	2.7	35.8	(320.4)	-6.6%	-10.7%
SG&A total	(3,737.6)	51.6	22.3	(149.3)	(3,813.1)	2.0%	4.1%
Other operating income	380.2	(2.0)	0.3	86.4	464.9	22.3%	22.8%
Normalized EBIT	4,914.5	(55.4)	9.8	683.8	5,552.7	13.0%	13.8%
Normalized EBIT margin	39.9%				42.1%	210 bps	200 bps
Normalized EBITDA	5,596.2	29.3	5.3	653.1	6,283.9	12.3%	11.6%
Normalized EBITDA margin	45.5%				47.6%	210 bps	130 bps

Third Quarter 2011 Results

November 9, 2011

Ambev Brazil

Our Brazil business unit delivered normalized EBITDA of R$ 2,133.5 million in the quarter, representing an organic growth of 13.3% and a margin expansion of 150 bps to 49.0%.

Revenue growth came from price increases and volume growth, while COGS per hl increase was primarily due to higher raw material and packaging costs. SG&A, excluding depreciation and amortization, was impacted mainly by general inflation and higher commercial and logistics costs, which were partially offset by lower administrative costs.

Ambev Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	3Q10	Scope			3Q11	Reported	Organic
Volume ('000 hl)	27,221.5	-	-	793.5	28,015.0	2.9%	2.9%
Net revenue	3,965.4	-	-	390.9	4,356.2	9.9%	9.9%
Net revenue/hl	145.7	-	-	9.8	155.5	6.7%	6.7%
COGS	(1,288.0)	(31.7)	-	(70.2)	(1,389.9)	7.9%	5.4%
COGS/hl	(47.3)	(1.2)	-	(1.1)	(49.6)	4.8%	2.4%
Gross profit	2,677.3	(31.7)	-	320.7	2,966.4	10.8%	12.0%
Gross margin	67.5%	-	0.0%	0.0%	68.1%	60 bps	130 bps
SG&A excl. deprec.&amort.	(1,066.5)	-	-	(76.0)	(1,142.4)	7.1%	7.1%
SG&A deprec.&amort.	(104.4)	(9.4)	-	13.5	(100.3)	-3.9%	-12.9%
SG&A total	(1,170.9)	(9.4)	-	(62.5)	(1,242.7)	6.1%	5.3%
Other operating income	164.2	-	-	6.1	170.4	3.7%	3.7%
Normalized EBIT	1,670.7	(41.0)	-	264.3	1,894.0	13.4%	15.8%
Normalized EBIT margin	42.1%	-	0.0%	0.0%	43.5%	130 bps	230 bps
Normalized EBITDA	1,882.6	-	-	250.9	2,133.5	13.3%	13.3%
Normalized EBITDA margin	47.5%	-	0.0%	0.0%	49.0%	150 bps	150 bps

Ambev Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	80,426.8	-	-	80.5	80,507.2	0.1%	0.1%
Net revenue	11,871.5	-	-	971.9	12,843.4	8.2%	8.2%
Net revenue/hl	147.6	-	-	11.9	159.5	8.1%	8.1%
COGS	(3,747.2)	(70.9)	-	(247.7)	(4,065.8)	8.5%	6.6%
COGS/hl	(46.6)	(0.9)	-	(3.0)	(50.5)	8.4%	6.5%
Gross profit	8,124.3	(70.9)	-	724.2	8,777.6	8.0%	8.9%
Gross margin	68.4%	-	0.0%	0.0%	68.3%	-10 bps	50 bps
SG&A excl. deprec.&amort.	(3,155.4)	-	-	(163.6)	(3,319.0)	5.2%	5.2%
SG&A deprec.&amort.	(310.3)	(23.0)	-	38.5	(294.9)	-5.0%	-12.4%
SG&A total	(3,465.7)	(23.0)	-	(125.1)	(3,613.9)	4.3%	3.6%
Other operating income	377.9	-	-	89.0	466.9	23.6%	23.6%
Normalized EBIT	5,036.5	(94.0)	-	688.1	5,630.6	11.8%	13.7%
Normalized EBIT margin	42.4%	-	0.0%	0.0%	43.8%	140 bps	210 bps
Normalized EBITDA	5,663.8	-	-	656.6	6,320.4	11.6%	11.6%
Normalized EBITDA margin	47.7%	-	0.0%	0.0%	49.2%	150 bps	150 bps

Third Quarter 2011 Results

November 9, 2011

Beer Brazil

Beer Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	3Q10	Scope			3Q11	Reported	Organic
Volume ('000 hl)	20,271.3	-	-	352.0	20,623.3	1.7%	1.7%
Net revenue	3,289.9	-	-	339.0	3,628.9	10.3%	10.3%
Net revenue/hl	162.3	-	-	13.7	176.0	8.4%	8.4%
COGS	(988.9)	(25.1)	-	(58.4)	(1,072.4)	8.4%	5.9%
COGS/hl	(48.8)	(1.2)	-	(2.0)	(52.0)	6.6%	4.1%
Gross profit	2,301.0	(25.1)	-	280.5	2,556.5	11.1%	12.2%
Gross margin	69.9%	-	0.0%	0.0%	70.4%	50 bps	120 bps
SG&A excl. deprec.&amort.	(941.7)	-	-	(56.5)	(998.3)	6.0%	6.0%
SG&A deprec.&amort.	(79.7)	(7.1)	-	11.9	(74.9)	-6.0%	-14.9%
SG&A total	(1,021.4)	(7.1)	-	(44.7)	(1,073.1)	5.1%	4.4%
Other operating income	129.8	-	-	3.1	132.8	2.4%	2.4%
Normalized EBIT	1,409.4	(32.1)	-	238.9	1,616.2	14.7%	17.0%
Normalized EBIT margin	42.8%	-	0.0%	0.0%	44.5%	170 bps	260 bps
Normalized EBITDA	1,570.2	-	-	231.8	1,802.0	14.8%	14.8%
Normalized EBITDA margin	47.7%	-	0.0%	0.0%	49.7%	190 bps	190 bps

Beer Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	59,913.6	-	-	(92.4)	59,821.2	-0.2%	-0.2%
Net revenue	9,868.7	-	-	917.5	10,786.2	9.3%	9.3%
Net revenue/hl	164.7	-	-	15.6	180.3	9.5%	9.5%
COGS	(2,851.4)	(55.7)	-	(233.3)	(3,140.4)	10.1%	8.2%
COGS/hl	(47.6)	(0.9)	-	(4.0)	(52.5)	10.3%	8.4%
Gross profit	7,017.3	(55.7)	-	684.2	7,645.8	9.0%	9.8%
Gross margin	71.1%	-	0.0%	0.0%	70.9%	-20 bps	30 bps
SG&A excl. deprec.&amort.	(2,786.6)	-	-	(151.5)	(2,938.1)	5.4%	5.4%
SG&A deprec.&amort.	(237.1)	(17.3)	-	32.5	(221.9)	-6.4%	-13.7%
SG&A total	(3,023.7)	(17.3)	-	(119.0)	(3,160.0)	4.5%	3.9%
Other operating income	301.7	-	-	63.6	365.2	21.1%	21.1%
Normalized EBIT	4,295.3	(73.0)	-	628.8	4,851.0	12.9%	14.6%
Normalized EBIT margin	43.5%	-	0.0%	0.0%	45.0%	150 bps	210 bps
Normalized EBITDA	4,777.1	-	-	606.5	5,383.6	12.7%	12.7%
Normalized EBITDA margin	48.4%	-	0.0%	0.0%	49.9%	150 bps	150 bps

Our beer volumes in Brazil posted organic volume expansion of 1.7% during the quarter mainly driven by a better industry and also due to a 150 bps market share increase since the beginning of the year.

Net Revenue/hl increased 8.4% in Q3 2011 mainly due to our price increases and a higher direct distribution weight, which were partially offset by higher taxes.

COGS/hl increased by 4.1% in the quarter due to higher raw materials and packaging costs, partially offset by currency gains and easier comparison on imported cans from 2010.

SG&A, excluding depreciation and amortization, increased by 6.0% in the period due to general inflation and higher logistics and marketing expenses, partially offset by lower administrative costs.

Beer Brazil normalized EBITDA increased by 14.8% reaching R$ 1,802.0 million in the quarter.

Third Quarter 2011 Results

November 9, 2011

CSD & NANC Brazil

CSD&Nanc Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	3Q10	Scope			3Q11	Reported	Organic
Volume ('000 hl)	6,950.2	-	-	441.5	7,391.7	6.4%	6.4%
Net revenue	675.5	-	-	51.9	727.4	7.7%	7.7%
Net revenue/hl	97.2	-	-	1.2	98.4	1.3%	1.3%
COGS	(299.2)	(6.6)	-	(11.7)	(317.5)	6.1%	3.9%
COGS/hl	(43.0)	(0.9)	-	1.0	(43.0)	-0.2%	-2.4%
Gross profit	376.3	(6.6)	-	40.1	409.9	8.9%	10.7%
Gross margin	55.7%	-	0.0%	0.0%	56.3%	60 bps	150 bps
SG&A excl. deprec.&amort.	(124.8)	-	-	(19.4)	(144.2)	15.6%	15.6%
SG&A deprec.&amort.	(24.7)	(2.3)	-	1.6	(25.4)	2.8%	-6.6%
SG&A total	(149.5)	(2.3)	-	(17.8)	(169.6)	13.5%	11.9%
Other operating income	34.5	-	-	3.1	37.5	8.9%	8.9%
Normalized EBIT	261.3	(8.9)	-	25.4	277.8	6.3%	9.7%
Normalized EBIT margin	38.7%	-	0.0%	0.0%	38.2%	-50 bps	70 bps
Normalized EBITDA	312.3	-	-	19.1	331.5	6.1%	6.1%
Normalized EBITDA margin	46.2%	-	0.0%	0.0%	45.6%	-70 bps	-70 bps

CSD&Nanc Brazil results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	20,513.2	-	-	172.9	20,686.1	0.8%	0.8%
Net revenue	2,002.8	-	-	54.4	2,057.2	2.7%	2.7%
Net revenue/hl	97.6	-	-	1.8	99.5	1.9%	1.9%
COGS	(895.8)	(15.2)	-	(14.4)	(925.4)	3.3%	1.6%
COGS/hl	(43.7)	(0.7)	-	(0.3)	(44.7)	2.4%	0.7%
Gross profit	1,107.0	(15.2)	-	40.0	1,131.9	2.2%	3.6%
Gross margin	55.3%	-	0.0%	0.0%	55.0%	-30 bps	50 bps
SG&A excl. deprec.&amort.	(368.8)	-	-	(12.1)	(380.9)	3.3%	3.3%
SG&A deprec.&amort.	(73.3)	(5.7)	-	6.0	(73.0)	-0.3%	-8.2%
SG&A total	(442.0)	(5.7)	-	(6.1)	(453.9)	2.7%	1.4%
Other operating income	76.3	-	-	25.4	101.7	33.3%	33.3%
Normalized EBIT	741.2	(20.9)	-	59.3	779.6	5.2%	8.0%
Normalized EBIT margin	37.0%	-	0.0%	0.0%	37.9%	90 bps	190 bps
Normalized EBITDA	886.8	-	-	50.0	936.8	5.6%	5.6%
Normalized EBITDA margin	44.3%	-	0.0%	0.0%	45.5%	130 bps	130 bps

Our CSD & Nanc Brazil volume increased 6.4% in Q3 2011 as a result of industry growth and 70 bps market share gains.

Net Revenues/hl increased 1.3% organically in the period driven by price increases, partially offset by tax increases and a negative mix impact.

COGS/hl declined by 2.4% due to currency gains and favourable sugar hedges in the quarter, partially offset by higher packaging costs (mainly PET resin).

SG&A, excluding depreciation and amortization, increased 15.6%, mainly as a result of general inflation, logistics costs and phasing of commercial expenses, partially offset by lower administrative costs.

CSD & Nanc Brazil normalized EBITDA increased by 6.1% and reached R$ 331.5 million in the quarter.

Third Quarter 2011 Results

November 9, 2011

HILA-ex Consolidated

HILA-Ex results			Currency Translation	Organic Growth		% As	%
R$ million	3Q10	Scope			3Q11	Reported	Organic
Volume total ('000 hl)	1,550.3	(154.0)	-	175.4	1,571.7	1.4%	12.6%
Beer volume ('000 hl)	674.2	(126.9)	-	57.0	604.2	-10.4%	10.4%
CSD volume ('000 hl)	876.1	(27.1)	-	118.4	967.4	10.4%	14.0%
Net revenue	145.1	(31.7)	(14.7)	20.4	119.1	-17.9%	17.9%
Net revenue/hl	93.6	(12.4)	(9.3)	3.9	75.8	-19.1%	4.8%
COGS	(100.9)	24.6	9.7	(11.0)	(77.5)	-23.2%	14.4%
COGS/hl	(65.1)	10.5	6.2	(0.9)	(49.3)	-24.2%	1.6%
Gross profit	44.2	(7.1)	(5.0)	9.4	41.6	-6.0%	25.3%
Gross margin	30.5%	-	0.0%	0.0%	34.9%	440 bps	200 bps
SG&A excl. deprec.&amort.	(74.2)	22.4	7.2	(12.1)	(56.8)	-23.5%	23.4%
SG&A deprec.&amort.	(11.6)	2.3	1.1	(0.8)	(9.0)	-22.4%	8.7%
SG&A total	(85.8)	24.7	8.3	(13.0)	(65.8)	-23.3%	21.2%
Other operating income/expenses	1.4	(1.6)	0.4	(2.9)	(2.7)	nm	nm
Normalized EBIT	(40.2)	16.0	3.8	(6.5)	(26.9)	33.1%	-26.7%
Normalized EBIT margin	-27.7%	-	0.0%	0.0%	-22.6%	510 bps	-160 bps
Normalized EBITDA	(21.4)	12.9	2.0	(6.2)	(12.7)	40.7%	-73.2%
Normalized EBITDA margin	-14.7%	-	0.0%	0.0%	-10.7%	410 bps	-350 bps

HILA-Ex esults			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume total ('000 hl)	4,710.0	(516.2)	-	508.7	4,702.4	-0.2%	12.1%
Beer volume ('000 hl)	1,888.5	(421.9)	-	242.9	1,709.5	-9.5%	16.6%
CSD volume ('000 hl)	2,821.5	(94.4)	-	265.8	2,992.9	6.1%	9.7%
Net revenue	438.3	(103.6)	(37.9)	58.6	355.4	-18.9%	17.5%
Net revenue/hl	93.1	(13.3)	(8.1)	3.8	75.6	-18.8%	4.8%
COGS	(290.7)	69.6	25.1	(36.1)	(232.0)	-20.2%	16.3%
COGS/hl	(61.7)	9.0	5.3	(2.0)	(49.3)	-20.0%	3.8%
Gross profit	147.6	(34.0)	(12.7)	22.5	123.3	-16.5%	19.8%
Gross margin	33.7%		0.0%	0.0%	34.7%	100 bps	70 bps
SG&A excl. deprec.&amort.	(239.2)	67.5	19.6	(21.5)	(173.6)	-27.4%	12.6%
SG&A deprec.&amort.	(32.7)	7.1	2.7	(2.7)	(25.6)	-21.8%	10.4%
SG&A total	(271.8)	74.6	22.3	(24.2)	(199.2)	-26.7%	12.3%
Other operating income/expenses	2.3	(2.0)	0.3	(2.6)	(2.1)	nm	nm
Normalized EBIT	(122.0)	38.6	9.8	(4.4)	(77.9)	36.1%	-5.2%
Normalized EBIT margin	-27.8%		0.0%	0.0%	-21.9%	590 bps	260 bps
Normalized EBITDA	(67.7)	29.3	5.3	(3.5)	(36.5)	46.1%	-9.0%
Normalized EBITDA margin	-15.4%		0.0%	0.0%	-10.3%	520 bps	80 bps

HILA-ex volumes increased 12.6% in Q3 2011 as a result of industry growth and market share gains in most countries in which we operate.

Net Revenue per hectoliter was up 4.8% due to price increases in line with inflation.

COGS/hl increased by 1.6% in the quarter mainly as a result of general inflation, partially offset by lower packaging costs.

SG&A, excluding depreciation and amortization, increased 23.4% in the quarter mainly due to general inflation and higher logistic costs.

HILA-ex’s normalized EBITDA decreased R$ 6.2 million organically in the quarter.

Scope changes in HILA-ex relate to the Venezuela transaction that took place in October 2010.

Third Quarter 2011 Results

November 9, 2011

Latin America South (LAS)

Our LAS operation improved its beer volume performance as a result of industry growth, mainly in Argentina, and stable market share throughout the region. We are also achieving better results in our soft-drinks business in spite of increasing cost pressures. We have achieved an organic EBITDA growth of 24.7% and a consolidated EBITDA of R$393 million in the quarter, while our EBITDA margin reached 41.8%.

LAS results			Currency Translation	Organic Growth		% As	%
R$ million	3Q10	Scope			3Q11	Reported	Organic
Volume ('000 hl)	7,356.8	-	-	165.8	7,522.6	2.3%	2.3%
Net revenue	852.2	-	(113.6)	201.1	939.7	10.3%	23.6%
Net revenue/hl	115.8	-	(15.1)	24.2	124.9	7.8%	20.9%
COGS	(355.5)	-	48.9	(80.5)	(387.1)	8.9%	22.6%
COGS/hl	(48.3)	-	6.5	(9.6)	(51.5)	6.5%	19.9%
Gross profit	496.8	-	(64.7)	120.6	552.7	11.3%	24.3%
Gross margin	58.3%	-	0.0%	0.0%	58.8%	50 bps	30 bps
SG&A excl. deprec.&amort.	(195.5)	-	25.1	(37.5)	(207.9)	6.3%	19.2%
SG&A deprec.&amort.	(18.3)	-	2.7	(3.4)	(19.0)	4.0%	18.8%
SG&A total	(213.8)	-	27.9	(40.9)	(226.9)	6.1%	19.1%
Other operating income/expenses	(5.0)	-	1.9	1.1	(2.0)	-59.7%	-21.5%
Normalized EBIT	278.0	-	(34.9)	80.7	323.8	16.5%	29.0%
Normalized EBIT margin	32.6%	-	0.0%	0.0%	34.5%	180 bps	140 bps
Normalized EBITDA	349.4	-	(42.5)	86.1	393.0	12.5%	24.7%
Normalized EBITDA margin	41.0%	-	0.0%	0.0%	41.8%	80 bps	40 bps

LAS results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	23,321.6	-	-	494.7	23,816.3	2.1%	2.1%
Net revenue	2,620.2	-	(327.2)	630.2	2,923.2	11.6%	24.1%
Net revenue/hl	112.4	-	(13.7)	24.1	122.7	9.2%	21.5%
COGS	(1,051.9)	-	134.4	(253.0)	(1,170.4)	11.3%	24.0%
COGS/hl	(45.1)	-	5.6	(9.7)	(49.1)	9.0%	21.5%
Gross profit	1,568.4	-	(192.8)	377.2	1,752.8	11.8%	24.1%
Gross margin	59.9%	-	0.0%	0.0%	60.0%	10 bps	bps
SG&A excl. deprec.&amort.	(558.8)	-	69.0	(131.0)	(620.8)	11.1%	23.4%
SG&A deprec.&amort.	(53.0)	-	7.2	(11.0)	(56.9)	7.2%	20.8%
SG&A total	(611.8)	-	76.1	(142.0)	(677.7)	10.8%	23.2%
Other operating income/expenses	(9.6)	-	4.0	(3.3)	(8.9)	-7.1%	34.7%
Normalized EBIT	946.9	-	(112.7)	231.9	1,066.1	12.6%	24.5%
Normalized EBIT margin	36.1%	-	0.0%	0.0%	36.5%	30 bps	10 bps
Normalized EBITDA	1,156.3	-	(134.7)	251.5	1,273.1	10.1%	21.8%
Normalized EBITDA margin	44.1%	-	0.0%	0.0%	43.6%	-60 bps	-80 bps

Third Quarter 2011 Results

November 9, 2011

LAS Beer

LAS Beer			Currency Translation	Organic Growth		% As	%
R$ million	3Q10	Scope			3Q11	Reported	Organic
Volume ('000 hl)	4,451.4	-	-	117.2	4,568.6	2.6%	2.6%
Net revenue	622.6	-	(70.3)	123.2	675.5	8.5%	19.8%
Net revenue/hl	139.9	-	(15.4)	23.4	147.9	5.7%	16.7%
COGS	(208.5)	-	21.8	(39.7)	(226.4)	8.6%	19.0%
COGS/hl	(46.8)	-	4.8	(7.5)	(49.6)	5.8%	16.0%
Gross profit	414.1	-	(48.5)	83.5	449.1	8.5%	20.2%
Gross margin	66.5%	-	0.0%	0.0%	66.5%	bps	20 bps
SG&A excl. deprec.&amort.	(142.6)	-	16.4	(25.3)	(151.5)	6.2%	17.7%
SG&A deprec.&amort.	(10.7)	-	1.4	(2.2)	(11.5)	7.5%	20.7%
SG&A total	(153.2)	-	17.8	(27.5)	(162.9)	6.3%	17.9%
Other operating income/expenses	(3.9)	-	2.6	(6.0)	(7.2)	86.0%	153.5%
Normalized EBIT	257.0	-	(28.1)	50.1	278.9	8.6%	19.5%
Normalized EBIT margin	41.3%	-	0.0%	0.0%	41.3%	bps	-10 bps
Normalized EBITDA	312.5	-	(33.4)	54.7	333.8	6.8%	17.5%
Normalized EBITDA margin	50.2%	-	0.0%	0.0%	49.4%	-80 bps	-100 bps

LAS Beer			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	14,284.5	-	-	488.6	14,773.0	3.4%	3.4%
Net revenue	1,921.7	-	(213.0)	424.6	2,133.3	11.0%	22.1%
Net revenue/hl	134.5	-	(14.4)	24.3	144.4	7.3%	18.1%
COGS	(614.9)	-	63.1	(126.9)	(678.7)	10.4%	20.6%
COGS/hl	(43.0)	-	4.3	(7.2)	(45.9)	6.7%	16.7%
Gross profit	1,306.8	-	(149.9)	297.7	1,454.6	11.3%	22.8%
Gross margin	68.0%	-	0.0%	0.0%	68.2%	20 bps	40 bps
SG&A excl. deprec.&amort.	(402.0)	-	45.1	(93.4)	(450.3)	12.0%	23.2%
SG&A deprec.&amort.	(30.1)	-	3.8	(8.3)	(34.6)	14.9%	27.6%
SG&A total	(432.1)	-	48.9	(101.8)	(484.9)	12.2%	23.5%
Other operating income/expenses	(8.9)	-	5.1	(13.0)	(16.8)	87.7%	145.0%
Normalized EBIT	865.8	-	(95.9)	183.0	952.8	10.1%	21.1%
Normalized EBIT margin	45.1%	-	0.0%	0.0%	44.7%	-40 bps	-40 bps
Normalized EBITDA	1,028.6	-	(111.5)	199.4	1,116.5	8.5%	19.4%
Normalized EBITDA margin	53.5%	-	0.0%	0.0%	52.3%	-120 bps	-120 bps

Beer volumes grew organically 2.6% in the quarter due to industry growth, mainly in Argentina, while we kept our market shares stable in most of the operations.

Net Revenue/hl grew 16.7% in organic terms in the quarter driven by price increases in line with inflation for the region.

COGS/hl increased 16.0% in the period as a result of higher costs of raw materials, labor and energy.

SG&A, excluding depreciation and amortization, increased 17.7% in the quarter driven by general inflation, higher personnel-related expenses and a strong marketing support to our brands.

LAS Beer EBITDA increased 17.5% in the quarter totaling R$333.8 million.

Third Quarter 2011 Results

November 9, 2011

LAS CSD & NANC

LAS CSD&Nanc			Currency Translation	Organic Growth		% As	%
R$ million	3Q10	Scope			3Q11	Reported	Organic
Volume ('000 hl)	2,905.4	-	-	48.6	2,954.0	1.7%	1.7%
Net revenue	229.6	-	(43.2)	77.9	264.2	15.1%	33.9%
Net revenue/hl	79.0	-	(14.6)	25.1	89.4	13.2%	31.7%
COGS	(147.0)	-	27.1	(40.8)	(160.7)	9.3%	27.8%
COGS/hl	(50.6)	-	9.2	(13.0)	(54.4)	7.5%	25.7%
Gross profit	82.7	-	(16.2)	37.1	103.5	25.3%	44.8%
Gross margin	36.0%	-	0.0%	0.0%	39.2%	320 bps	290 bps
SG&A excl. deprec.&amort.	(53.0)	-	8.7	(12.1)	(56.4)	6.5%	22.9%
SG&A deprec.&amort.	(7.6)	-	1.3	(1.2)	(7.5)	-0.8%	16.3%
SG&A total	(60.6)	-	10.0	(13.4)	(64.0)	5.6%	22.1%
Other operating income/expenses	(1.1)	-	(0.8)	7.1	5.2	nm	nm
Normalized EBIT	21.0	-	(7.0)	30.8	44.8	113.1%	146.4%
Normalized EBIT margin	9.2%	-	0.0%	0.0%	17.0%	780 bps	770 bps
Normalized EBITDA	36.8	-	(9.1)	31.6	59.3	60.9%	85.7%
Normalized EBITDA margin	16.0%	-	0.0%	0.0%	22.4%	640 bps	620 bps

LAS CSD&Nanc			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	9,037.2	-	-	6.1	9,043.3	0.1%	0.1%
Net revenue	698.5	-	(114.2)	205.6	789.9	13.1%	29.4%
Net revenue/hl	77.3	-	(12.6)	22.7	87.3	13.0%	29.3%
COGS	(437.0)	-	71.3	(126.0)	(491.7)	12.5%	28.8%
COGS/hl	(48.4)	-	7.9	(13.9)	(54.4)	12.4%	28.8%
Gross profit	261.5	-	(42.9)	79.5	298.2	14.0%	30.4%
Gross margin	37.4%	-	0.0%	0.0%	37.8%	30 bps	30 bps
SG&A excl. deprec.&amort.	(156.8)	-	23.9	(37.6)	(170.5)	8.7%	24.0%
SG&A deprec.&amort.	(22.9)	-	3.3	(2.7)	(22.3)	-2.8%	11.8%
SG&A total	(179.7)	-	27.2	(40.3)	(192.8)	7.3%	22.4%
Other operating income/expenses	(0.7)	-	(1.1)	9.6	7.9	nm	nm
Normalized EBIT	81.2	-	(16.8)	48.9	113.3	39.6%	60.3%
Normalized EBIT margin	11.6%	-	0.0%	0.0%	14.3%	270 bps	280 bps
Normalized EBITDA	127.7	-	(23.3)	52.1	156.5	22.6%	40.8%
Normalized EBITDA margin	18.3%	-	0.0%	0.0%	19.8%	150 bps	160 bps

CSD & Nanc volumes in LAS increased 1.7% in the period driven mainly by industry growth is most of our operations and the launching of the Twister brand in Argentina, a non carbonated flavored water.

Net Revenues/hl registered an organic growth of 31.7% in the quarter, mainly as a result of price increases.

COGS/hl increased by 25.7% in the quarter mainly as a result of higher sugar, PET, juices and labor costs as well as general inflation.

SG&A expenses, excluding depreciation and amortization, increased 22.9%, mostly as a result of personnel and transportation costs, general inflation and investments behind our brands.

LAS CSD & Nanc Normalized EBITDA increased organically 85.7% in the quarter supported by 620 bps of margin expansion totaling R$59.3 million.

Third Quarter 2011 Results

November 9, 2011

Canada – Labatt

Canada results			Currency Translation	Organic Growth		% As	%
R$ million	3Q10	Scope			3Q11	Reported	Organic
Volume ('000 hl)	3,152.7	(338.4)	-	(3.4)	2,810.9	-10.8%	-0.1%
Net revenue	1,015.4	(37.2)	(35.6)	16.9	959.5	-5.5%	1.7%
Net revenue/hl	322.1	25.5	(12.7)	6.4	341.4	6.0%	1.8%
COGS	(314.2)	19.3	10.1	8.9	(275.8)	-12.2%	-3.0%
COGS/hl	(99.6)	(5.1)	3.6	3.0	(98.1)	-1.5%	-2.9%
Gross profit	701.3	(18.0)	(25.4)	25.8	683.7	-2.5%	3.8%
Gross margin	69.1%	0.0%	0.0%	0.0%	71.3%	220 bps	140 bps
SG&A excl. deprec.&amort.	(298.2)	2.0	10.5	8.1	(277.6)	-6.9%	-2.7%
SG&A deprec.&amort.	(13.6)	0.0%	0.3	3.9	(9.4)	-30.9%	-28.5%
SG&A total	(311.7)	2.0	10.8	12.0	(287.0)	-7.9%	-3.9%
Other operating income/expenses	0.0	0.0%	(0.1)	1.6	1.5	nm	nm
Normalized EBIT	389.6	(16.0)	(14.8)	39.4	398.1	2.2%	10.5%
Normalized EBIT margin	38.4%	0.0%	0.0%	0.0%	41.5%	310 bps	330 bps
Normalized EBITDA	445.1	(16.0)	(16.6)	26.5	439.0	-1.4%	6.2%
Normalized EBITDA margin	43.8%	0.0%	0.0%	0.0%	45.7%	190 bps	190 bps

Canada results			Currency Translation	Organic Growth		% As	%
R$ million	YTD10	Scope			YTD11	Reported	Organic
Volume ('000 hl)	8,645.4	(571.8)	-	(201.2)	7,872.5	-8.9%	-2.5%
Net revenue	2,848.0	(67.2)	(114.5)	(39.8)	2,626.3	-7.8%	-1.4%
Net revenue/hl	329.4	15.0	(14.6)	3.7	333.6	1.3%	1.1%
COGS	(906.9)	35.1	34.4	49.7	(787.7)	-13.1%	-5.7%
COGS/hl	(104.9)	(3.1)	4.4	3.6	(100.1)	-4.6%	-3.3%
Gross profit	1,941.1	(32.1)	(80.2)	9.9	1,838.6	-5.3%	0.5%
Gross margin	68.2%	0.0%	0.0%	0.0%	70.0%	190 bps	140 bps
SG&A excl. deprec.&amort.	(909.5)	2.5	37.5	9.5	(859.9)	-5.5%	-1.1%
SG&A deprec.&amort.	(45.4)	0.0%	1.2	15.6	(28.6)	-37.0%	-34.3%
SG&A total	(955.0)	2.5	38.8	25.1	(888.5)	-7.0%	-2.6%
Other operating income/expenses	1.2	0.0%	(0.3)	7.1	8.0	nm	nm
Normalized EBIT	987.3	(29.6)	(41.8)	42.1	958.1	-3.0%	4.4%
Normalized EBIT margin	34.7%	0.0%	0.0%	0.0%	36.5%	180 bps	200 bps
Normalized EBITDA	1,132.6	(29.6)	(47.0)	21.9	1,077.9	-4.8%	2.0%
Normalized EBITDA margin	39.8%	0.0%	0.0%	0.0%	41.0%	130 bps	140 bps

Third quarter volumes decreased by 0.1% versus 3Q10 as a result of a 20 khl decrease in export sales while our domestic market share has continued the stabilization trend over the prior six quarters.

Net Revenue/hl grew 1.8% through strong price discipline while COGS/hl decreased 2.9% in the quarter compared to the same period last year.

SG&A, excluding depreciation and amortization, declined by 2.7% in Q3 due to the timing of our marketing investments versus last year and also due to savings in our distribution cost base.

Normalized EBITDA increased by 6.2% in the quarter totaling R$ 439.0 million and resulting in an EBITDA margin expansion of 190 bps.

The scope change reported in Canada refers to the phasing out of contracted volume supplied to NAB (North American Brewers) in connection to the grant of the perpetual license for Labatt branded beer for sale exclusively in the USA.

Third Quarter 2011 Results

November 9, 2011

Other operating income/(expenses)

Other operating income increased R$ 6.5 million in the quarter mainly as a result of the net present value adjustment of long term fiscal incentives partially offset by lower tax recovery credits.

Other operating income/(expenses)	3Q10	3Q11	YTD10	YTD11

R$ million

Government grants	112.2	98.6	284.0	289.9
Tax recovery	31.7	17.0	40.8	19.9
(Additions to)/reversals of provisions	(1.2)	3.0	(10.3)	19.2
Net gain on disposal of property, plant and equipment and intangible assets	1.1	2.3	4.7	7.5
Net other operating income	16.7	46.2	52.6	127.4
	160.6	167.1	371.7	463.9

Special items

Special items totaled R$ 41.9 million in Q3 2011 due to proceeds from sale of properties this quarter. The 2010 year to date results are mainly explained by Labatt Hamilton brewery closure expenses and restructuring costs.

Special items	3Q10	3Q11	YTD10	YTD11

R$ million

Restructuring	(3.0)	(1.2)	(34.9)	(6.5)
Proceeds from sale of property	-	43.1	-	43.1
Labatt Hamilton Brewery closure expenses	0.4	-	(46.7)	-
Others	(0.0)	0.0	(2.7)	0.0
	(2.7)	41.9	(84.3)	36.6

Third Quarter 2011 Results

November 9, 2011

Net finance results

Ambev’s net finance result worsened by R$ 354.4 million in Q3 2011 mainly due to unrealized foreign exchange translation losses on intercompany payables and loans following the BRL depreciation. Considering the nature of these operations (intercompany payables and loans), the non-cash currency translation impact is reported in the income statement. This impact is economically offset by the foreign exchange translation gains on offshore companies (reporting in USD and CAD) that are registered in equity.

Net finance results	3Q10	3Q11	YTD 10	YTD 11
R$ million

Interest income	136.6	167.0	308.4	426.3
Interest expenses	(172.6)	(151.7)	(488.9)	(451.6)
Gains/(losses) on derivative instruments	95.4	(195.8)	41.1	(154.8)
Gains/(losses) on non-derivative instruments	24.3	(100.9)	1.2	(87.6)
Taxes on financial transactions	(7.8)	(10.7)	(28.1)	(32.0)
Other financial income/(expenses), net	(27.9)	(14.2)	(77.7)	(77.4)

Net finance results	48.1	(306.3)	(244.0)	(377.2)

The Company’s total debt decreased from R$ 6,770.4 million in December 2010 to R$ 5,320.0 million in September 2011.

	December 2010			September 2011
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	1,156.7	2,817.5	3,974.2	807.9	804.8	1,612.7
Foreign Currency	1,449.5	1,346.7	2,796.2	2,312.5	1,394.9	3,707.3
Consolidated Debt	2,606.2	4,164.2	6,770.4	3,120.3	2,199.7	5,320.0

Cash and Equivalents			5,908.3			5,958.9
Current Investment Securities			1,069.3			660.6

Net Debt			(207.1)			(1,299.5)

Third Quarter 2011 Results

November 9, 2011

Provision for income tax & social contribution

Our weighted nominal tax rate was 32.4% in the period compared to 32.7% in Q3 2010, while the effective tax rate in Q3 2011 was 26.7% compared to Q3 2010 rate of 22.0%. This increase was mainly due to a difficult comparison with 3Q10 because of one off tax benefits we had last year. The year to date decrease in the effective tax rate is mainly due to an increase in the income taxes incentives and other tax adjustments in 2011. We expect to deliver an effective tax rate for the full year in line with the previous year.

The table below shows the reconciliation for income tax and social contribution provision.

Income tax and social contribution	3Q10	3Q11	YTD 10	YTD 11
R$ million

Profit before tax	2,343.5	2,324.6	6,520.4	7,236.6

Adjustment on taxable basis
Non-taxable net financial and other income	(137.6)	30.9	(380.6)	(173.2)
Goverment grants (VAT)	(88.3)	(98.6)	(260.0)	(286.0)
Share of results of associates	(0.1)	(0.1)	(0.0)	(0.2)
Hedging results	0.3	(13.3)	5.3	-
Expenses not deductible for tax purposes	55.0	(12.0)	148.1	96.2
	2,172.9	2,231.6	6,033.1	6,873.3
Aggregated weighted nominal tax rate	32.7%	32.4%	32.8%	32.6%
Taxes – nominal rate	(711.0)	(723.9)	(1,979.5)	(2,237.9)

Adjustment on tax expense
Incentives related to income taxes	36.6	(1.2)	127.6	209.7
Tax benefit - interest on shareholders' equity	95.5	111.1	299.6	362.0
Tax benefit - amortization on tax books	31.5	30.2	95.7	90.6
Withholding tax and other income	(29.6)	(37.0)	(87.2)	(76.8)
Non-deductible losses - foreign operations	(10.5)	(8.3)	(25.1)	(23.7)
Income tax provision reversal	80.4	0.7	64.8	(47.1)
Other tax adjustments	(8.7)	7.7	(9.8)	142.4
Income tax and social contribution expense	(515.9)	(620.8)	(1,514.0)	(1,581.0)
Effective tax rate	22.0%	26.7%	23.2%	21.8%

Non-controlling interest

Non-controlling interest in subsidiaries corresponded to a total expense of R$ 16.6 million in Q3 2011 compared to an expense of R$ 12.5 million in Q3 2010.

Profit

Ambev posted a profit of R$ 1,687.3 million in the Q3 2011 compared to R$ 1,815.2 million during the same period last year, a decrease of 7.0%. Excluding special items, our net profit decreased by 9.5% to R$ 1,645.4 million due to higher EBITDA, more than offset by higher net finance costs and higher effective tax rate.

Third Quarter 2011 Results November 9, 2011 Page 18

Reconciliation between normalized EBITDA and profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	3Q10	3Q11	YTD 10	YTD 11
Profit - Ambev holders	1,815.2	1,687.3	4,975.6	5,608.5
Non-controlling interest	12.5	16.6	30.9	47.1
Income tax expense	515.9	620.8	1,514.0	1,581.0
Profit before taxes	2,343.5	2,324.6	6,520.4	7,236.6
Share of results of associates	(0.1)	(0.1)	(0.0)	(0.2)
Net finance results	(48.1)	306.3	244.0	377.2
Special items	2.7	(41.9)	84.3	(36.6)
Normalized EBIT	2,298.0	2,589.0	6,848.7	7,576.9
Depreciation & amortization - total	357.4	363.8	1,070.6	1,058.0
(-) Depreciation & amortization - special items	0.2	-	(34.3)	-
Normalized EBITDA	2,655.6	2,952.8	7,885.0	8,634.9

Shareholding structure

The table below shows Ambev’s shareholding structure as of September 30, 2011.

Ambev shareholding structure
	ON	%Outs	PN	%Outs	Total	%Outs
Anheuser-Busch InBev	1,296,225,928	74.0%	632,952,390	46.3%	1,929,178,318	61.9%
FAHZ	299,077,066	17.1%	0	0.0%	299,077,066	9.6%
Market	155,316,312	8.9%	733,268,379	53.7%	888,584,691	28.5%
Outstanding	1,750,619,306	100.0%	1,366,220,769	100.0%	3,116,840,075	100.0%
Treasury	516,025		354,324		870,349
TOTAL	1,751,135,331		1,366,575,093		3,117,710,424
Free float BM&FBovespa	150,849,075	8.6%	434,971,331	31.8%	585,820,406	18.8%
Free float NYSE	4,467,237	0.3%	298,297,048	21.8%	302,764,285	9.7%

Third Quarter 2011 Results

November 9, 2011

Q3 2011 Earnings Conference Call

Speakers:	João Castro Neves Chief Executive Officer for Ambev
Nelson Jamel CFO and Investor Relations Officer

Language:	English

Date:	November 9th, 2011 (Wednesday)

Time:	13:30 (Brasília time) 10:30 (ET)

Phone number:	US participants	+ 1(877) 317-6776
	International participants	+ 1(412) 317-6776

Code:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: http://webcast.mz-ir.com/publico.aspx?codplataforma=3170

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: Participants calling from USA: +1(877) 344-7529 / Participants calling from other countries: +1(412) 317-0088 / Code: 10005103# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations Department:

Eduardo Salles (+55 11) 2122-1415 ir@ambev.com.br	Tatiana Rodrigues (+55 11) 2122-1414 tatiana.rodrigues@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Third Quarter 2011 Results November 9, 2011 Page 20

Ambev - Segment financial information
Organic results
	Ambev Brazil									Hila Operations						Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	3Q10	3Q11%		3Q10	3Q11%		3Q10	3Q11%		3Q10	3Q11%		3Q10	3Q11%		3Q10	3Q11%		3Q10	3Q11%
Volumes (000 hl)	20,271	20,623	1.7%	6,950	7,392	6.4%	27,222	28,015	2.9%	7,357	7,523	2.3%	1,550	1,572	12.6%	3,153	2,811	-0.1%	39,281	39,920	2.9%

R$ million
Net sales	3,289.9	3,628.9	10.3%	675.5	727.4	7.7%	3,965.4	4,356.2	9.9%	852.2	939.7	23.6%	145.1	119.1	17.9%	1,015.4	959.5	1.7%	5,978.2	6,374.5	10.6%
% of total	55.0%	56.9%		11.3%	11.4%		66.3%	68.3%		14.3%	14.7%		2.4%	1.9%		17.0%	15.1%		100.0%	100.0%
COGS	(988.9)	(1,072.4)	5.9%	(299.2)	(317.5)	3.9%	(1,288.0)	(1,389.9)	5.4%	(355.5)	(387.1)	22.6%	(100.9)	(77.5)	14.4%	(314.2)	(275.8)	-3.0%	(2,058.6)	(2,130.3)	7.6%
% of total	48.0%	50.3%		14.5%	14.9%		62.6%	65.2%		17.3%	18.2%		4.9%	3.6%		15.3%	12.9%		100.0%	100.0%
Gross profit	2,301.0	2,556.5	12.2%	376.3	409.9	10.7%	2,677.3	2,966.4	12.0%	496.8	552.7	24.3%	44.2	41.6	25.3%	701.3	683.7	3.8%	3,919.6	4,244.3	12.2%
% of total	58.7%	60.2%		9.6%	9.7%		68.3%	69.9%		12.7%	13.0%		1.1%	1.0%		17.9%	16.1%		100.0%	100.0%
SG&A	(1,021.4)	(1,073.1)	4.4%	(149.5)	(169.6)	11.9%	(1,170.9)	(1,242.7)	5.3%	(213.8)	(226.9)	19.1%	(85.8)	(65.8)	21.2%	(311.7)	(287.0)	-3.9%	(1,782.2)	(1,822.4)	5.9%
% of total	57.3%	58.9%		8.4%	9.3%		65.7%	68.2%		12.0%	12.5%		4.8%	3.6%		17.5%	15.7%		100.0%	100.0%
Other operating income/(expenses)	129.8	132.8	2.4%	34.5	37.5	8.9%	164.2	170.4	3.7%	(5.0)	(2.0)	-21.5%	1.4	(2.7)	nm	0.0	1.5	nm	160.6	167.1	3.7%
% of total	80.8%	79.5%		21.5%	22.5%		102.2%	101.9%		-3.1%	-1.2%		0.9%	-1.6%		0.0%	0.9%		100.0%	100.0%
Normalized EBIT	1,409.4	1,616.2	17.0%	261.3	277.8	9.7%	1,670.7	1,894.0	15.8%	278.0	323.8	29.0%	(40.2)	(26.9)	-26.7%	389.6	398.1	10.5%	2,298.0	2,589.0	16.4%
% of total	61.3%	62.4%		11.4%	10.7%		72.7%	73.2%		12.1%	12.5%		-1.8%	-1.0%		17.0%	15.4%		100.0%	100.0%
Normalized EBITDA	1,570.2	1,802.0	14.8%	312.3	331.5	6.1%	1,882.6	2,133.5	13.3%	349.4	393.0	24.7%	(21.4)	(12.7)	-73.2%	445.1	439.0	6.2%	2,655.6	2,952.8	13.5%
% of total	59.1%	61.0%		11.8%	11.2%		70.9%	72.3%		13.2%	13.3%		-0.8%	-0.4%		16.8%	14.9%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-30.1%	-29.6%		-44.3%	-43.7%		-32.5%	-31.9%		-41.7%	-41.2%		-69.5%	-65.1%		-30.9%	-28.7%		-34.4%	-33.4%
Gross profit	69.9%	70.4%		55.7%	56.3%		67.5%	68.1%		58.3%	58.8%		30.5%	34.9%		69.1%	71.3%		65.6%	66.6%
SG&A	-31.0%	-29.6%		-22.1%	-23.3%		-29.5%	-28.5%		-25.1%	-24.1%		-59.1%	-55.3%		-30.7%	-29.9%		-29.8%	-28.6%
Other operating income/(expenses)	3.9%	3.7%		5.1%	5.2%		4.1%	3.9%		-0.6%	-0.2%		0.9%	-2.3%		0.0%	0.2%		2.7%	2.6%
Normalized EBIT	42.8%	44.5%		38.7%	38.2%		42.1%	43.5%		32.6%	34.5%		-27.7%	-22.6%		38.4%	41.5%		38.4%	40.6%
Normalized EBITDA	47.7%	49.7%		46.2%	45.6%		47.5%	49.0%		41.0%	41.8%		-14.7%	-10.7%		43.8%	45.7%		44.4%	46.3%

Per hectoliter - (R$/hl)
Net sales	162.3	176.0	8.4%	97.2	98.4	1.3%	145.7	155.5	6.7%	115.8	124.9	20.9%	93.6	75.8	-9.1%	322.1	341.4	9.9%	152.2	159.7	7.5%
COGS	(48.8)	(52.0)	4.1%	(43.0)	(43.0)	-2.4%	(47.3)	(49.6)	2.4%	(48.3)	(51.5)	19.9%	(65.1)	(49.3)	-14.7%	(99.6)	(98.1)	2.1%	(52.4)	(53.4)	4.4%
Gross profit	113.5	124.0	10.3%	54.1	55.5	4.2%	98.4	105.9	8.8%	67.5	73.5	21.5%	28.5	26.4	3.8%	222.4	243.2	13.4%	99.8	106.3	9.1%
SG&A	(50.4)	(52.0)	2.6%	(21.5)	(22.9)	5.1%	(43.0)	(44.4)	2.3%	(29.1)	(30.2)	16.5%	(55.3)	(41.9)	-14.8%	(98.9)	(102.1)	7.1%	(45.4)	(45.7)	2.9%
Other operating income/(expenses)	6.4	6.4	0.6%	5.0	5.1	2.4%	6.0	6.1	0.8%	(0.7)	(0.3)	-23.3%	0.9	(1.7)	nm	0.0	0.5	nm	4.1	4.2	0.7%
Normalized EBIT	69.5	78.4	15.0%	37.6	37.6	3.4%	61.4	67.6	12.6%	37.8	43.0	26.2%	(25.9)	(17.1)	-24.7%	123.6	141.6	18.9%	58.5	64.9	13.4%
Normalized EBITDA	77.5	87.4	12.8%	44.9	44.8	-0.2%	69.2	76.2	10.1%	47.5	52.2	21.9%	(13.8)	(8.1)	-32.3%	141.2	156.2	14.8%	67.6	74.0	10.4%

Third Quarter 2011 Results November 9, 2011 Page 21

Ambev - Segment financial information
Organic Results
	Ambev Brazil									Hila Operations						Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	YTD 10	YTD 11%		YTD 10	YTD 11%		YTD 10	YTD 11%		YTD 10	YTD 11%		YTD 10	YTD 11%		YTD 10	YTD 11%		YTD 10	YTD 11%
Volumes (000 hl)	59,914	59,821	-0.2%	20,513	20,686	0.8%	80,427	80,507	0.1%	23,322	23,816	2.1%	4,710	4,702	12.1%	8,645	7,872	-2.5%	117,104	116,898	0.8%

R$ million
Net sales	9,868.7	10,786.2	9.3%	2,002.8	2,057.2	2.7%	11,871.5	12,843.4	8.2%	2,620.2	2,923.2	24.1%	438.3	355.4	17.5%	2,848.0	2,626.3	-1.4%	17,778.0	18,748.3	9.2%
% of total	55.5%	57.5%		11.3%	11.0%		66.8%	68.5%		14.7%	15.6%		2.5%	1.9%		16.0%	14.0%		100.0%	100.0%
COGS	(2,851.4)	(3,140.4)	8.2%	(895.8)	(925.4)	1.6%	(3,747.2)	(4,065.8)	6.6%	(1,051.9)	(1,170.4)	24.0%	(290.7)	(232.0)	16.3%	(906.9)	(787.7)	-5.7%	(5,996.6)	(6,256.0)	8.3%
% of total	47.6%	50.2%		14.9%	14.8%		62.5%	65.0%		17.5%	18.7%		4.8%	3.7%		15.1%	12.6%		100.0%	100.0%
Gross profit	7,017.3	7,645.8	9.8%	1,107.0	1,131.9	3.6%	8,124.3	8,777.6	8.9%	1,568.4	1,752.8	24.1%	147.6	123.3	19.8%	1,941.1	1,838.6	0.5%	11,781.3	12,492.3	9.7%
% of total	59.6%	61.2%		9.4%	9.1%		69.0%	70.3%		13.3%	14.0%		1.3%	1.0%		16.5%	14.7%		100.0%	100.0%
SG&A	(3,023.7)	(3,160.0)	3.9%	(442.0)	(453.9)	1.4%	(3,465.7)	(3,613.9)	3.6%	(611.8)	(677.7)	23.2%	(271.8)	(199.2)	12.3%	(955.0)	(888.5)	-2.6%	(5,304.3)	(5,379.3)	5.1%
% of total	57.0%	58.7%		8.3%	8.4%		65.3%	67.2%		11.5%	12.6%		5.1%	3.7%		18.0%	16.5%		100.0%	100.0%
Other operating income/(expenses)	301.7	365.2	21.1%	76.3	101.7	33.3%	377.9	466.9	23.6%	(9.6)	(8.9)	34.7%	2.3	(2.1)	nm	1.2	8.0	nm	371.7	463.9	24.4%
% of total	81.1%	78.7%		20.5%	21.9%		101.7%	100.6%		-2.6%	-1.9%		0.6%	-0.4%		0.3%	1.7%		100.0%	100.0%
Normalized EBIT	4,295.3	4,851.0	14.6%	741.2	779.6	8.0%	5,036.5	5,630.6	13.7%	946.9	1,066.1	24.5%	(122.0)	(77.9)	-5.2%	987.3	958.1	4.4%	6,848.7	7,576.9	14.0%
% of total	62.7%	64.0%		10.8%	10.3%		73.5%	74.3%		13.8%	14.1%		-1.8%	-1.0%		14.4%	12.6%		100.0%	100.0%
Normalized EBITDA	4,777.1	5,383.6	12.7%	886.8	936.8	5.6%	5,663.8	6,320.4	11.6%	1,156.3	1,273.1	21.8%	(67.7)	(36.5)	-9.0%	1,132.6	1,077.9	2.0%	7,885.0	8,634.9	11.8%
% of total	60.6%	62.3%		11.2%	10.8%		71.8%	73.2%		14.7%	14.7%		-0.9%	-0.4%		14.4%	12.5%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.9%	-29.1%		-44.7%	-45.0%		-31.6%	-31.7%		-40.1%	-40.0%		-66.3%	-65.3%		-31.8%	-30.0%		-33.7%	-33.4%
Gross profit	71.1%	70.9%		55.3%	55.0%		68.4%	68.3%		59.9%	60.0%		33.7%	34.7%		68.2%	70.0%		66.3%	66.6%
SG&A	-30.6%	-29.3%		-22.1%	-22.1%		-29.2%	-28.1%		-23.4%	-23.2%		-62.0%	-56.0%		-33.5%	-33.8%		-29.8%	-28.7%
Other operating income/(expenses)	3.1%	3.4%		3.8%	4.9%		3.2%	3.6%		-0.4%	-0.3%		0.5%	-0.6%		0.0%	0.3%		2.1%	2.5%
Normalized EBIT	43.5%	45.0%		37.0%	37.9%		42.4%	43.8%		36.1%	36.5%		-27.8%	-21.9%		34.7%	36.5%		38.5%	40.4%
Normalized EBITDA	48.4%	49.9%		44.3%	45.5%		47.7%	49.2%		44.1%	43.6%		-15.4%	-10.3%		39.8%	41.0%		44.4%	46.1%

Per hectoliter - (R$/hl)
Net sales	164.7	180.3	9.5%	97.6	99.5	1.9%	147.6	159.5	8.1%	112.4	122.7	21.5%	93.1	75.6	-10.1%	329.4	333.6	5.7%	151.8	160.4	8.4%
COGS	(47.6)	(52.5)	8.4%	(43.7)	(44.7)	0.7%	(46.6)	(50.5)	6.5%	(45.1)	(49.1)	21.5%	(61.7)	(49.3)	-11.4%	(104.9)	(100.1)	-0.5%	(51.2)	(53.5)	7.4%
Gross profit	117.1	127.8	9.9%	54.0	54.7	2.8%	101.0	109.0	8.8%	67.2	73.6	21.5%	31.3	26.2	-7.7%	224.5	233.6	8.6%	100.6	106.9	8.9%
SG&A	(50.5)	(52.8)	4.1%	(21.5)	(21.9)	0.5%	(43.1)	(44.9)	3.5%	(26.2)	(28.5)	20.7%	(57.7)	(42.4)	-18.4%	(110.5)	(112.9)	6.6%	(45.3)	(46.0)	4.3%
Other operating income/(expenses)	5.0	6.1	21.3%	3.7	4.9	32.2%	4.7	5.8	23.4%	(0.4)	(0.4)	31.9%	0.5	(0.4)	nm	0.1	1.0	nm	3.2	4.0	23.6%
Normalized EBIT	71.7	81.1	14.8%	36.1	37.7	7.1%	62.6	69.9	13.6%	40.6	44.8	21.9%	(25.9)	(16.6)	-27.9%	114.2	121.7	11.2%	58.5	64.8	13.3%
Normalized EBITDA	79.7	90.0	12.9%	43.2	45.3	4.8%	70.4	78.5	11.5%	49.6	53.5	19.2%	(14.4)	(7.8)	-38.1%	131.0	136.9	9.1%	67.3	73.9	11.0%

Third Quarter 2011 Results November 9, 2011 Page 22

CONSOLIDATED BALANCE SHEET	September 2011	December 2010
R$ million
Assets
Current assets
Cash and cash equivalents	5,958.9	5,909.3
Investment securities (CURRENT)	660.6	1,069.3
Trade and other receivables (current)	4,617.0	3,794.1
Inventories	1,986.7	1,905.2
Income tax receivable	338.4	181.2
Assets held for sale	0.4	51.8
	13,562.0	12,910.9
Non-current assets
Investment securities	204.7	208.7
Trade and other receivables	1,969.0	2,132.1
Deferred tax assets	1,238.8	1,089.8
Income tax receivable (non-current)	29.5	-
Employee benefits	21.0	20.9
Investments in associates	20.8	18.5
Property, plant and equipment	8,887.4	7,032.3
Intangible assets	1,791.4	1,823.2
Goodwill	17,441.8	17,441.8
	31,604.5	29,767.4

Total assets	45,166.5	42,678.3

Equity and liabilities
Current liabilities
Trade and other payables	10,339.8	7,142.9
Interest-bearing loans and borrowings (current)	3,120.3	2,606.2
Bank overdrafts	2.0	1.0
Income tax and social contribution payable	602.9	701.6
Provisions	162.7	103.0
	14,227.7	10,554.9
Non-current liabilities
Trade and other payables (NON CURRENT)	1,139.2	1,343.4
Interest-bearing loans and borrowings	2,199.7	4,164.2
Deferred tax liabilities	935.5	548.7
Provisions (non-CURRENT)	472.3	536.1
Employee benefits (non CURRENT)	995.3	966.2
	5,742.0	7,558.6

Total liabilities	19,969.8	18,113.5

Equity
Issued capital	8,299.1	7,613.8
Reserves	11,100.4	16,748.1
Retained earnings	5,608.5	-
Equity attributable to equity holders of AmBev	25,008.0	24,361.9
Non-controlling interests	188.8	203.0
Total Equity	25,196.7	24,564.8

Total equity and liabilities	45,166.5	42,678.3

Third Quarter 2011 Results November 9, 2011 Page 23

CONSOLIDATED STATEMENT OF OPERATIONS	3Q11	3Q10	YTD 11	YTD 10
R$ million

Net sales	6,374.5	5,978.2	18,748.3	17,778.0
Cost of sales	(2,130.3)	(2,058.6)	(6,256.0)	(5,996.6)
Gross profit	4,244.3	3,919.6	12,492.3	11,781.3

Sales and marketing expenses	(1,544.0)	(1,482.5)	(4,568.7)	(4,368.1)
Administrative expenses	(278.4)	(299.7)	(810.6)	(936.3)
Other operating income/(expenses)	167.1	160.6	463.9	371.7

Normalized EBIT	2,589.0	2,298.0	7,576.9	6,848.7

Special items	41.9	(2.7)	36.6	(84.3)

Income from operations (EBIT)	2,630.9	2,295.4	7,613.5	6,764.4

Net finance cost	(306.3)	48.1	(377.2)	(244.0)
Share of results of associates	0.1	0.1	0.2	0.0

Profit before income tax	2,324.6	2,343.5	7,236.6	6,520.4

Income tax expense	(620.8)	(515.9)	(1,581.0)	(1,514.0)

Profit	1,703.8	1,827.7	5,655.6	5,006.5
Attributable to:	-	-	-	-
Equity holders of Ambev	1,687.3	1,815.2	5,608.5	4,975.6
Non-controlling interest	16.6	12.5	47.1	30.9

Nº of basic shares outstanding	3,108.6	3,098.0	3,111.1	3,098.0
Nº of diluted shares outstanding	3,122.5	3,108.0	3,124.2	3,108.0

Basic earnings per share (preferred)	0.57	0.62	1.90	1.70
Basic earnings per share (common)	0.52	0.56	1.73	1.54
Diluted earnings per share (preferred)	0.57	0.62	1.88	1.69
Diluted earnings per share (common)	0.52	0.56	1.73	1.54

Third Quarter 2011 Results November 9, 2011 Page 24

CONSOLIDATED STATEMENT OF CASH FLOWS	3Q11	3Q10	YTD 11	YTD 10

R$ million
Cash Flows from Operating Activities
Profit	1,703.8	1,827.7	5,655.6	5,006.5
Depreciation, amortization and impairment	363.9	357.4	1,058.0	1,070.6
Impairment losses on receivables and inventories	17.6	16.1	52.7	68.9
Additions/(reversals) in provisions and employee benefits	27.9	26.7	58.4	147.1
Net finance cost	306.3	(48.1)	377.2	244.0
Other non-cash items included in the profit	(35.9)	3.0	(78.6)	61.0
Loss/(gain) on sale of property, plant and equipment and intangible assets	(2.3)	0.1	(6.5)	(3.4)
Loss/(gain) on assets held for sale	(43.1)	(1.3)	(44.1)	(1.3)
Equity-settled share-based payment expense	28.7	27.8	85.4	81.2
Income tax expense	620.8	515.9	1,581.0	1,514.0
Share of result of associates	(0.1)	(0.1)	(0.2)	(0.0)
Cash flow from operating activities before changes in working capital and use of provisions	2,987.6	2,725.2	8,738.9	8,188.6
Decrease/(increase) in trade and other receivables	(145.3)	45.4	(57.3)	(46.3)
Decrease/(increase) in inventories	186.8	(36.8)	(44.3)	(284.8)
Increase/(decrease) in trade and other payables	391.7	(159.6)	(643.3)	(314.7)
Cash generated from operations	3,420.8	2,574.2	7,994.0	7,542.7
Interest paid	34.2	(187.8)	(249.0)	(417.2)
Interest received	31.3	46.2	156.7	163.0
Income tax paid	(519.7)	(332.5)	(1,275.7)	(937.8)
Cash flow from operating activities	2,966.6	2,100.2	6,626.0	6,350.7
Proceeds from sale of property, plant and equipment	11.3	9.3	23.0	30.5
Repayments of loans granted	-	0.4	-	1.1
Acquisition of property, plant and equipment	(876.9)	(723.7)	(2,446.4)	(1,436.7)
Acquisition of intangible assets	(14.7)	(45.8)	(27.7)	(79.8)
Net proceeds/(acquisition) of debt securities	(100.5)	20.2	442.0	61.8
Net proceeds/(acquisition) of other assets	33.1	1.7	36.2	1.7
Cash flow used in investing activities	(947.6)	(738.0)	(1,972.8)	(1,421.4)
Capital increase	210.8	246.4	215.8	246.4
Advancement for future capital increase	(198.7)	-	-	-
Capital increase/(decrease) of non-controlling interests	(12.5)	-	(12.5)	41.8
Share Premiun	-	8.3	-	8.3
Proceeds from borrowings	543.1	665.2	718.1	822.8
Proceeds/repurchase of treasury shares	(25.7)	(0.6)	(30.0)	14.4
Repayment of borrowings	(492.5)	(214.8)	(2,093.2)	(1,048.6)
Cash net finance costs other than interests	(428.0)	51.4	(519.9)	(8.9)
Payment of finance lease liabilities	(0.4)	(0.7)	(4.1)	(4.0)
Dividends (paid)/received	(1,292.2)	(16.5)	(3,130.8)	(1,040.2)
Cash flow used in financing activities	(1,696.0)	738.8	(4,856.5)	(968.1)
Net increase/(decrease) in cash and cash equivalents	322.9	2,101.0	(203.3)	3,961.3
Cash and cash equivalents less bank overdrafts at beginning of period	5,226.4	5,914.3	5,908.3	4,024.3
Effect of exchange rate fluctuations	407.5	(128.9)	251.9	(99.3)
Cash and cash equivalents less bank overdrafts at end of period	5,956.9	7,886.3	5,956.9	7,886.3

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2011

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer